January 28, 2005


Mail Stop 0409

      VIA U.S. MAIL AND FAX (740) 928-1077
	Robert Valentine
	Vice President, Chief Operating Officer,
  	 Chief Financial Officer, Secretary and
	 Treasurer
	MPW Industrial Services Group, Inc.
	9711 Lancaster Road, S.E.
	Hebron, Ohio 43025

Re:	MPW Industrial Services Group, Inc.
	Form 10-K for the year ended June 30, 2004
	File No. 0-23335

Dear Mr. Valentine:

      We have reviewed your above referenced filings and have the following comments. All persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934.

      Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the Year Ended June 30, 2004

Notes to Consolidated Financial Statements

Note 3-Investment in Affiliate, page 30
1. We note your disclosure that as a result of the full write-off of the Company`s investment in Pentagon during fiscal year 2004, the Company ceased recognition of its share of the losses of that entity.
Please explain to us your rationale for that accounting treatment and refer your conclusions to paragraph 19(i) of APB 18.

Note 7-Goodwill and Other Intangibles, page 32
2. We note that you have been amortizing customer relationship and customer list intangible assets over a period approximating 20 years.
Please tell us your basis for the amortization period for these intangible assets. Refer to paragraph 11 of SFAS No. 142.

*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions for future filings that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Jay Spinella, Staff Accountant, at (202)
942-
7323 or Linda van Doorn, Senior Assistant Chief Accountant, at
(202)
942-7323 if you have questions regarding comments on the financial statements and related matters.


						Sincerely,



Linda van Doorn
Senior Assistant Chief Accountant

MPW Industrial Services Group, Inc.
January 28, 2005